

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 21, 2015

<u>Via E-mail</u>
A.G. Lafley
Chairman of the Board, President and Chief Financial Officer
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

      Re: **The Procter & Gamble Company**
               Form 10-K for the Fiscal Year Ended June 30, 2014
               Filed August 8, 2014
               File No. 1--00434

Dear Mr. Lafley:

      We refer you to our comment letter dated January 6, 2015, regarding business contacts with Cuba, Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Cecilia Blye

                              Cecilia Blye, Chief
                              Office of Global Security Risk

cc: Pamela Long
        Assistant Director
        Division of Corporation Finance